Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIO/DEFICIENCY OF EARNINGS TO FIXED CHARGES

( In Thousands)

	For the Year Ended December 31,
	2013	2012	2011	2010	2009
Loss:
Loss before income taxes	$(122,370)	$(32,489)	$(52,040)	$(61,595)	$(53,168)
Add: fixed charges	135	76	163	159	146

Total loss	$(122,235)	$(32,413)	$(51,877)	$(61,436)	$(53,022)

Fixed Charges:
Interest within rental expense	$135	$76	$163	$159	$146

Total fixed charges	$135	$76	$163	$159	$146

Ratio of earnings to fixed charges(1)	—	—	—	—	—

Deficiency of earnings available to cover fixed charges(2)	$(122,370)	$(32,489)	$(52,040)	$(61,595)	$(53,168)

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income before income taxes plus fixed charges. Fixed charges include interest expense and an estimate of the interest expense within rental expense. We did not record earnings in each of the years ended December 31, 2013, 2012, 2011, 2010, and 2009. Accordingly our earnings were insufficient to cover fixed charges in such periods and we are unable to disclose a ratio of earnings to fixed charges for such periods.
(2)	The deficiency of earnings is equivalent to net loss before income tax expense/benefit.